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                           April 12, 2023

       Michael Panosian
       Chief Executive Officer
       ToughBuilt Industries, Inc.
       8669 Research Drive
       Irvine, CA 92618

                                                        Re: ToughBuilt
Industries, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 7, 2023
                                                            File No. 333-271181

       Dear Michael Panosian:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Philip Magri, Esq.